Exhibit 99.1

NEWS RELEASE

OLYMPUS SUCCESSFULLY COMPLETES TOLL TREATMENT TRIALS

Toronto, November 18, 2008 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF and Frankfurt: OP6) (the "Company" or Olympus") is pleased to announce that the Company has successfully completed the initial three-month trucking and toll treatment trial of ore through the Company’s Bong Mieu plant from its second mining operation at Phuoc Son. The Company is now undertaking plant modifications to enable more efficient processing of the high-grade Phuoc Son ore.

Early production trials have been very encouraging and the company expects to announce the full trial results, complete with anticipated production figures, during the first quarter 2009.

The Company announced earlier (see press release of August 28 , 2008) its intentions to  source high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation. The anticipated increase in production will enable the Company to generate more internal cash flow that could partially fund the development costs at its high-grade Phuoc Son Gold Property and will give the Company greater financing options in ongoing developments at both Phuoc Son and Bong Mieu.

Mining operations at Phuoc Son have resulted in sufficient inventories of ore to be trucked to Bong Mieu for at least the next two months allowing a temporary suspension of mining operations during the monsoon season. Production through the plant will continue at current levels while modifications are carried out and mining operations are expected to recommence early in the first quarter.

The Phuoc Son project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”) one of the most important structural controls of gold metallogeny in Central Vietnam. The PSZ hosts other significant deposits including Olympus Pacific’s Bong Mieu project, located some 75 kilometers east-south-east of Phuoc Son with announced resources of 833,500 ounces gold equivalent, and the Sepon project of Oz Minerals (formerly Oxiana Limited), located some 100 kilometers to the NNW in Laos, which currently has resources of 3.8 million ounces gold and 0.9 million tonnes of copper. Exploration on the Phuoc Son Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Numerous gold and polymetallic prospects with economic potential have been delineated within the property..

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

David A. Seton, Chairman and Chief Executive Officer
James W. Hamilton, Vice President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.